Filed Pursuant to Rule 253(g)(2)
File No. 024-10690

FUNDRISE FOR-SALE HOUSING eFUND – WASHINGTON DC, LLC

SUPPLEMENT NO. 4 DATED DECEMBER 17, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Washington DC, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset performance projections

The following table contains updated performance assumptions and projections for certain real estate equity assets held by us. This disclosure is in addition to previous disclosures made regarding such assets. The projected performance is based on the actual performance of each asset, as of October 31, 2018, plus the following forward-looking assumptions. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Single Family Rental Portfolio Investment Assumptions

Asset Name	Number of Assets in Rental Portfolio	Projected Annual Returns	Total Projected Annual Price Appreciation	Target Leverage	Projected Expense Ratio
Washington, DC eFund Single Family Rental Portfolio	5*	6.0% - 12.7%	3.5% - 7.8%	50% - 55%	35.0% - 37.5%

*Assets included in the Washington, DC eFund Single Family Rental Portfolio included the following controlled subsidiaries:

Single-Family Home Controlled Subsidiaries	Location	Date of Acquisition	Approximate Purchase Price
I51	Washington, D.C.	10/20/17	$573,000
H61	Washington, D.C.	10/30/17	$559,000
344	Washington, D.C.	8/16/17	$657,000
I12	Washington, D.C.	5/24/18	$591,000
I81	Washington, D.C.	9/25/18	$526,000

Single family rental property purchase prices, acquisition and renovation costs to rent, and rental rates are empirically based on actuals, derived from the performance of subject property units that have been purchased and leased to date. Projection ranges are based on the range of inputs provided above, and assume minimum debt service coverage ratio (DSCR) of at least 1.20 with a 30-year amortization rate and an average vacancy rate of 4.5%, projected average annual rent growth of 3% per annum, and an approximate 10 year hold period. We anticipate operating expense ratios across the DC eFund Single Family Rental Portfolio range from 35.0% to 37.5%. We expect that this percentage will decrease as we increase the number of assets in our rental portfolio and achieve economies of scale. In the conservative projection, average annual price appreciation rates are discounted by approximately half, lowering the annual growth rates by about 50% of the 18-year Washington D.C. metro-wide and neighborhood-specific appreciation rates according to NeighborhoodScout as of Q2 2018. The historical appreciation rates data from NeighborhoodScout is the latest neighborhood statistics available as of October 31, 2018 from several leading government sources, including the U.S. Bureau of the Census, the U.S. Department of Justice, the National Center for Education Statistics, and the U.S. Geological Service, among others. The high-end of the projections are derived portfolio assumptions of appreciation` rates from NeighborhoodScout historical appreciation rates for the Washington D.C. (Petworth) submarket where the majority of properties are located. The projected return range is primarily driven by the ranges provided varying the annual property price growth, rent increases, leverage and interest rates, operating expense ratio, and hold period. However, there can be no assurance that any of the foregoing assumptions will prove to be accurate and are provided for informational purposes only.

Single Family Home Renovation and Sale Investment Assumptions

Asset Name	Projected Annual Returns Low - High		Total Projected Renovation Costs Low - High		Projected Exit Price Low - High
343 - Controlled Subsidiary	9.2%	17.7%	$157,500	$183,750	$800,000	$840,000
H13 - Controlled Subsidiary	7.4%	15.1%	$577,500	$630,000	$1,650,000	$1,732,500
T32 - Controlled Subsidiary	9.6%	17.6%	$173,250	$199,500	$885,000	$930,000
S17 - Controlled Subsidiary	9.8%	15.1%	$682,500	$735,000	$2,250,000	$2,362,500
447 - Controlled Subsidiary	8.1%	14.2%	$142,500	$150,000	$750,000	$787,500
749 - Controlled Subsidiary	6.2%	12.6%	$142,500	$150,000	$783,500	$822,700
N22 - Controlled Subsidiary†	4.2%	11.6%	$213,750	$225,000	$840,000	$882,000
M20 - Controlled Subsidiary	7.1%	14.0%	$213,750	$225,000	$840,000	$882,000
H71 - Controlled Subsidiary†	8.1%	14.2%	$142,500	$150,000	$753,000	$791,000
850 - Controlled Subsidiary	14.9%	20.0%	$166,250	$175,000	$740,000	$777,000
G12 - Controlled Subsidiary	12.2%	19.7%	$513,000	$540,000	$1,650,000	$1,732,000
W27 - Controlled Subsidiary	7.1%	13.8%	$446,500	$470,000	$1,600,000	$1,680,000
V30 - Controlled Subsidiary	12.3%	19.8%	$166,250	$175,000	$930,000	$976,500
F64 - Controlled Subsidiary	11.3%	18.9%	$169,000	$178,000	$900,000	$945,000
B38 - Controlled Subsidiary	11.0%	18.4%	$224,000	$236,000	$1,320,000	$1,386,000
841 - Controlled Subsidiary	10.5%	17.9%	$170,000	$179,000	$1,000,000	$1,050,000
R13 - Controlled Subsidiary	12.1%	18.4%	$405,000	$426,000	$2,000,000	$2,100,000
F42 - Controlled Subsidiary	6.2%	14.0%	$206,000	$217,000	$875,000	$919,000

†In the March 21, 2018 1-U filing these assets were included in the Single Family Rental Portfolio strategy. Our investment strategy has changed for these assets as reflected above to now be included in the Single Family Home Renovation category.

Property purchase prices and acquisition costs used to determine projected returns are empirically derived based on actual amounts for each property previously filed with the SEC. Projection ranges are generally based on a 9 to 12 month hold period with no leverage at the property level. Projected annual returns have been reduced by the anticipated profit sharing with third-party, unaffiliated development partners, at a rate of 25% of the profits over a 10% preferred return. The projected annual return range is primarily driven by the ranges provided varying the acquisition costs, total projected development costs, and projected exit price. Realized return on investment was previously filed with the SEC upon disposition of the corresponding assets. However, there can be no assurance that any of the foregoing assumptions will prove to be accurate and are provided for informational purposes only.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise For-Sale Housing eFund - Washington D.C., LLC is an inherently risky investment that may result in total or partial loss of investment to investors.